Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel www.principal.com
August 28, 2020
Via EDGAR
Ms. Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Principal Funds, Inc. (the “Registrant”)
Preliminary Proxy Statement on Schedule 14A
Pursuant to the Securities Exchange Act of 1934
Registration No. 811-07572
Dear Ms. White,
On behalf of the Registrant, this letter responds to your comments communicated to me by telephone on August 21, 2020 with respect to the Registrant’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on August 18, 2020 (the “Proxy Statement”). The Registrant will make changes in response to your comments in the Registrant’s Definitive 14A filing for the Proxy Statement. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.
Comment 1. Please confirm supplementally that holding a virtual meeting is consistent with applicable state law and the Fund’s governing documents. Please provide citations to specific language in such documents.
Response: Confirmed. The Fund is a Maryland corporation. The Fund’s governing documents are silent regarding virtual shareholder meetings. Section 2.01 of the Fund’s Bylaws states that shareholder meetings “shall be held at such place within or without the State of Maryland as is stated in the notice of meeting.” Section 2-502(e) of the Maryland Corporations and Associations Code provides that “[u]nless the charter or bylaws expressly provide otherwise, the board of directors has the sole power to fix . . . (2) The date, time, and place, if any, and the means of remote communication, if any, by which stockholders and proxy holders may be considered present in person and may vote at the special meeting.” Further, Section 2-502.1(a) of the Maryland Corporations and Associations Code provides that “[u]nless restricted by the charter or bylaws of the corporation, a corporation may allow stockholders to participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time.” The Fund’s Board approved this meeting as a virtual or telephonic meeting by resolution passed on July 30, 2020.
Comment 2. In an appropriate location, please provide a brief background summary of discussions the Board had and the information it reviewed in reaching its decision to recommend shareholders vote for the proposal.
Response: The Registrant will make the requested disclosure.

Comment 3. We note your statement that changing the Fund's status to non-diversified would give the Fund's portfolio managers enhanced flexibility to invest a greater portion of Fund assets in one or more large index constituents.  However, it is unclear whether this increased flexibility will result in material changes to the investment strategy or Fund risks.  For example, it is unclear whether the Fund's sector/industry or other investment exposures will change and if so, how they are likely to change as a result of the increased flexibility.  Please revise your disclosure in an appropriate location to address with greater specificity.
Response: The Registrant disclosed the potential for additional investment risks as a non-diversified fund if shareholders approve the proposal. The Registrant does not expect any other material changes to the Fund’s risks, and the Registrant does not expect any material changes to the Fund’s investment strategy, if shareholders approve the proposal. The Registrant will so clarify in the Definitive Proxy Statement.
Comment 4. Also, please advise how the Fund considered its current concentration policy in light of the proposed change in diversification status and the Fund's "attempt to match the performance of the Russell 1000 Growth Index."
Response: The Registrant monitors industry concentration under its current policy and does not believe that changes are needed at this time.
Comment 5. Please consider bolding or otherwise highlighting the statement that the Fund will be subject to additional risks if the proposal is approved.
Response: The Registrant will make the requested change.
Please call me at 515-247-5419 if you have any questions.
Sincerely,
/s/ Laura B. Latham
Laura B. Latham
Assistant Counsel and Assistant Secretary, Registrant